Windsor Resource Corp.
2202 N. West Shore Blvd., Suite 200
Tampa, FL  33607

May 28, 2009

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Windsor Resource Corp. Form S-1, Filed January 16, 2009 Registration No.: 333-156786

Ladies and Gentlemen:

Pursuant to and in accordance with Rule 477 of the Securities Act of 1933, as amended, Windsor Resource Corp. (the “Company”) hereby requests withdrawal of its registration statement on Form S-1 (Registration Statement No. 333-156786) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 16, 2009. The Registration Statement is being withdrawn by the Company due to technical complications during the filing process that left the Form S-1 deficient.

No sales of any of the Company’s securities have been made pursuant to the Registration Statement. The Company does not intend to sell securities registered pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Sincerely,

Windsor Resource Corp.

/s/ MARK RENTSCHLER
President, Chief Executive Officer